United States Securities & Exchange Commission
                             Washington, D.C. 20549

Form 12b-25				                 SEC File Number		0-12595
                           					CUSIP Number		594912

                           Notification of Late Filing
                                  (X) Form 10K

For period ending: 	June 30, 1998

Part I:		Registrant Information

       		MicroENERGY, Inc.
		       350 Randy Road
		       Carol Stream, IL. 60188

Part II:	The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense.

Part III:		Narrative
		The Company has recently received a "going concern" opinion from its auditors.  Management will be unable to formulate the MD&A disclosures necessitated by that opinion within the statutory filing period.

Part IV:		Other Information

     1) Contact	Robert J. Fanella, CFO
              		(630) 653-5900

     2) Have all other periodic reports required under Section 13 or 15(d) of the SEC Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter periods that the registrant was required to file such reports been filed?
		                      Yes
     3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                      		No

Signature:	MicroENERGY, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         		Date:   09/29/98		By:    Robert J. Fanella
                     					          CFO